EXHIBIT H

To Mr. Raymond Seitz:

K Capital Management, LLC (“K Capital”), owner of 8.6 million SUTM shares, has signed the consent solicitation in order to give the company new, more experienced leadership to tackle the many issues the company is facing.  In addition, we commend you for stepping down and recognizing that it is in the best interest of shareholders to install a new board with new leadership.

Conversely, Cyrus Freidheim and Herbert Denton seem to be solely interested in staying on the board because of their desire to receive additional compensation from the company.  It is our belief that the board fees from Sun-Times represent Herbert Denton’s primary source of income and as a result there is a conflict of interest in his decision not to step down from the board.

Cyrus Freidheim and the board’s lack of newspaper experience has cost the shareholders dearly.  When Cyrus took over as CEO in 2006 every other newspaper was shrinking yet he embarked on a costly plan to expand the revenue base.  After losing tens of millions of dollars and receiving shareholder pressure he finally focused on cost cutting yet Sun Times remains years behind the curve.  Cyrus came to Sun-Times with a questionable past with regards to irregularities at Chiquita that took place under his watch.  The board chose to overlook those issued and it has proven to be a mistake.

The board nominated by Davidson Kempner has more experience in both financial restructuring and newspaper operations than the current board.  At the same time the new board provides a fresh set of eyes as opposed to the current board which must defend itself and justify years of poor performance and bad decisions.  It was a very easy decision for K Capital to sign the consent solicitation.

Furthermore, K Capital is shocked that the board would fight this proposal given the disastrous operating results and shareholder losses over the last few years due to the board’s inaction.  K Capital is particularly concerned by the behavior of Judith Thoyer and Paul Weiss in this matter.  Sun-Times has been a large revenue provider to Paul Weiss over the years even as company resources have been depleted.  We would hope the first order of business for a new board would be to review the legal expenditures of the board and the use of Paul Weiss in particular.

Sincerely,

/s/ Abner Kurtin

Abner Kurtin
Portfolio Manager

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